December 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street N.E.

Washington, D.C. 20549-6010

Attn:	Juan Grana

Margaret Sawicki

Al Pavot

Terence O’Brien

Re:	Kestra Medical Technologies, Ltd.

Registration Statement on Form S-1 (File No. 333-291854)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Kestra Medical Technologies, Ltd. (the “Registrant”) that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on December 2, 2025, or as soon as thereafter practicable, or at such later time as the Registrant or its outside counsel, Kirkland & Ellis LLP, may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

Please be advised that we have not distributed any copies of the Preliminary Prospectus dated December 1, 2025 (the “Preliminary Prospectus”) through the date hereof, but pursuant to Rule 460 under the Act there will be distributed to underwriters, dealers, institutions and others who are reasonably anticipated to be invited to participate in the distribution of the shares as many copies of the Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

Very truly yours,

BOFA SECURITIES, INC.

PIPER SANDLER & CO.

J.P. MORGAN SECURITIES LLC

GOLDMAN SACHS & CO. LLC

As Representatives of the several underwriters

[Signature Pages Follow]

BOFA SECURITIES, INC.

By:	/s/ Milton Hsu
Name: Milton Hsu
Title: Managing Director

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name: Neil Riley
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Managing Director, Head of Healthcare Equity Capital Markets

GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi Maduri
Name: Lyla Bibi Maduri
Title: Managing Director

As representatives of the several underwriters

cc: Ilir Mujalovic, Allen Overy Shearman Sterling US LLP

[Signature Page to Acceleration Request Letter]